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Exhibit 12.1:    Computation of Ratio of Earnings to Fixed Charges

	YEAR ENDED DECEMBER 31,
(in thousands, except ratio)	2005	2006	2007	2008	2009

Consolidated pretax income (loss)	$721,051	$567,108	$(420,098)	$(405,764)	$(259,671)
Share of distributed (income) loss of 50%-or-less-owned affiliates, net of equity pickup	(315)	260	(342)	43,900	(333)
Amortization of capitalized interest	45,483	48,708	41,689	61,146	54,309
Interest	66,697	71,955	62,122	47,109	53,728
Less interest capitalized during the period	(65,959)	(71,750)	(62,024)	(46,889)	(39,127)
Interest portion of rental expense	5,678	7,736	8,911	7,416	4,475

EARNINGS (LOSS)	$772,635	$624,017	$(369,742)	$(293,082)	$(186,619)
Interest	$66,697	$71,955	$62,122	$47,109	$53,728
Interest portion of rental expense	5,678	7,736	8,911	7,416	4,475

FIXED CHARGES	$72,375	$79,691	$71,033	$54,525	$58,203
SURPLUS/(DEFICIENCY)	$700,260	$544,326	$(440,775)	$(347,607)	$(244,822)
Ratio of earnings (loss) to fixed charges	10.68	7.83	–	–	–

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  Exhibit 12.1: Computation of Ratio of Earnings to Fixed Charges